ATTACHMENT FOR SUB-ITEM 77K OF FORM N-SAR
                   CHANGES IN REGISTRANT'S CERTIFYING ACCOUNT


         At its November 19, 2002 meeting, the Board of Trustees of ICM Series Trust (the "Trust") approved PricewaterhouseCoopers LLP ("PWC") as the new independent accountant for the ICM/Isabelle Small Cap Value Fund (the "Fund"). Approval by the Board of Trustees was made upon the unanimous recommendation of the Audit Committee of the Board. The Board selected PWC after the resignation of the Fund's previous independent accountant, Arthur Andersen LLP ("Arthur Andersen"). The Board's selection of PWC was made in accordance with the March 2002 order issued by the U.S. Securities and Exchange Commission permitting a registered investment company that had selected Arthur Andersen as its independent accountant on or before March 14, 2002, and that terminated such appointment, to select another independent public accountant at that time by a vote of a majority of the trustees who are not interested persons of the registered investment company, without shareholder ratification, notwithstanding any provision of Section 32(a). The Board had approved Arthur Andersen as the independent accountant for the Fund for the fiscal year ending December 31, 2002 at the meeting of the Board of Trustees on February 24, 2002.

         The report of Arthur Andersen on the financial statements for the Fund for the fiscal years ending December 31, 2001 and December 31, 2000 did not contain an adverse opinion or a disclaimer of opinion. They were not qualified or modified as to uncertainty, audit scope or accounting principles.

         After reasonable efforts, the Trust is unable to obtain a letter from Arthur Andersen in accordance with Item 304(a)(3) of Regulation S-K.